UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of DECEMBER 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date: December 10, 2007                    /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   DECEMBER 10, 2007


                   TUMI COMPLETES IP SURVEY AT TOMTEBO, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr David Henstridge, President, announces the completion of a gradient array induced polarization (IP) geophysical survey of the Company's 100% owned Tomtebo mineral exploration licence located in the Bergslagen District, Sweden. A total of 16.8km of lines, covering an area 1000m by 800m, was surveyed with a line spacing of 50m. The survey was undertaken by Suomen Malmi OY (SMOY) of Finland. The results of the IP survey will be reviewed, modeled and interpreted by an independent geophysicist in Australia.

The IP survey is a continuation of Tumi's regional exploration work in the Bergslagen area, seeking undiscovered silver and base metal deposits. A helicopter-borne electromagnetic (EM) survey undertaken last year at Tomtebo identified several conductors in the immediate vicinity of the Tomtebo mine and the ground based IP survey is expected to aid in the identification of drilling targets within the area. A preliminary analysis of the IP survey has supported the existence of a previously unexplained EM conductor located 300m NE of the largest workings at Tomtebo. Several other EM conductors previously identified as being caused by man-made activities are also being reviewed as possible targets since they also were detected as high-chargeability anomalies by the IP survey.

Tomtebo has been interpreted to be a classic volcanogenic massive sulfide (VMS) deposit hosted within highly deformed Precambrian volcanics. The larger sulphide lenses are found in the fold hinges where they have been rolled into steeply plunging cylindrical bodies. In the Tomtebo area four of the larger lenses have produced ore and two smaller ore bodies were discovered in the 1970's by diamond drilling from within the mine.

The qualified person for Tumi's projects, David Henstridge, has visited the Tomtebo licence in the Bergslagen District, Sweden, and has verified the contents of this news release.

On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.